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19010577

SEC
Mail Processing
Section
JUN 06 2019
Washington DC
408

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68445 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 3/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Amherst Partners, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 East Brown Street, Suite 120
(No. and Street)

| Birmingham | MI | 48009 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Chandler III (248) 643-5660
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

| 9645 Lincolnway Lane, Suite 214A | Frankfort | Illinois | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



RMS

## OATH OR AFFIRMATION

I, **Charles Chandler III**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of One Amherst Partners, L.L.C., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

~~Managing Partner~~ President
Title

Notary Public

CAROL LYNN READER
Notary Public - State of Michigan
County of Oakland
My Commission Expires Feb 16, 2025
Acting in the County of Oakland

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of One Amherst Partners, L.L.C., (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of One Amherst Partners, L.L.C. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as One Amherst Partners, L.L.C.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 23, 2019

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

# One Amherst Partners, L.L.C.

## Statement of Financial Condition

| *March 31,* | | 2019 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 50,116 |
| **Total Assets** | **$** | **50,116** |
| **Liabilities and Member's Equity** | | |
| **Member's Equity** | **$** | **50,116** |
| **Total Liabilities and Member's Equity** | **$** | **50,116** |

*See report of independent registered public accounting firm and accompanying notes to financial statements.*

**1. Organization and Summary of Significant Accounting Policies**

One Amherst Partners, LLC ("OAP" or the "Company") is registered with the U.S. Securities and Exchange Commission as a broker-dealer, and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). OAP is a wholly owned subsidiary of Amherst Capital Partners, LLC ("ACP"). The Company's customers are located primarily throughout the United States. The Company earns income primarily related to merger and acquistion transactions and, to a lesser extent, for making Capital Private Placements.

**Basis of Accounting**

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles general accepted in the United States of America ("GAAP").

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash**

The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Income Taxes**

The Company is a disregarded entity under the Internal Revenue Code. ACP includes the Company's taxable income or loss in its tax return. Accordingly, no federal income tax is recognized by the Company. The income tax returns are subject to examination by taxing authorties, generally for three years after the date they were filed.

**2. Net Capital Requirements, Regulatory Matters**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) or $5,000, whichever is greater. At March 31, 2019, the Company had net capital of $50,116 which was $45,116 in excess of its required net capital of $5,000.

There was no difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of March 31, 2019.

**3. Related Party Transactions**

All of the Company's expenses are allocations from ACP. Related party expenses totaled $70,420 for the fifteen months ended March 31, 2019. No balances were due to ACP at March 31, 2019.

The Company paid distributions to ACP totaling $460,000 for the fifteen months ended March 31, 2019.

**4. Exemption**

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) of that rule. Therefore the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 and the Determination relating to the Possession or Central Requirements under rule 15c3-3 have not been provided.

**5. Revenue**

As of January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers using the modified retrospective method applied to those contracts who were not completed as of January 1, 2018. There was no impact to retained earings as of January 1, 2018, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

The Company provides financial advisory services for mergers and acquisitions, private capital raising and other financial advisory services. Revenue for these services is recognized at the point in time that the

performance under the engagement letter is completed (typically the closing date of the transaction) or the engagement is terminated.

Most engagements may contain non-refundable retainer fees which are fixed and payable for services previously rendered. For retainers paid in advance, revenue is deferred until performance is complete in accordance with the terms of the engagement letter. There was no deferred revenue at March 31, 2019.

The Company recognizes revenue upon project completion. There was no revenue recognized for the fifteen months ended March 31, 2019.